UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ibotta, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

451051106

(CUSIP Number)

April 22, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 451051106

1	NAMES OF REPORTING PERSONS KDT Ibotta Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,389,129 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,389,129 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,389,129 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 4,389,129 shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Ibotta, Inc. (“Issuer”) held by KDT Ibotta Holdings, LLC (“KDT Ibotta”).
(2)

Calculated using 27,103,800 shares of Class A Common Stock outstanding as of April 22, 2024, as disclosed in the Issuer’s Prospectus, dated April 17, 2024, filed with the U.S. Securities and Exchange Commission on April 18, 2024, pursuant to Rule 424 under the caption “Prospectus Summary—The Offering—Class A common stock to be outstanding immediately after this offering.”

CUSIP: 451051106

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,389,129 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,389,129 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,389,129 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Represents 4,389,129 shares of Class A Common Stock held by KDT Ibotta. These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of KDT Ibotta.

(2)

Calculated using 27,103,800 shares of Class A Common Stock outstanding as of April 22, 2024, as disclosed in the Issuer’s Prospectus, dated April 17, 2024, filed with the U.S. Securities and Exchange Commission on April 18, 2024, pursuant to Rule 424 under the caption “Prospectus Summary—The Offering—Class A common stock to be outstanding immediately after this offering.”

CUSIP: 451051106

Item	1(a). Name of Issuer: Ibotta, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Officers: 1801 California Street, Suite 400, Denver, Colorado 80202.

Item	2(a). Name of Person Filing:

KDT Ibotta Holdings, LLC (“KDT Ibotta”)

Koch Disruptive Technologies, LLC (“KDT”)

Koch Disruptive Technologies Holdings, LLC (“KDT Holdings”)

Koch Investments Group, LLC (“KIG”)

Koch Investments Group Holdings, LLC (“KIGH”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item	2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons is:

4111 E. 37th Street North

Wichita, KS 67220.

Item	2(c). Citizenship:

Each of KDT Ibotta, KDT, KDT Holdings, KIG and KIGH is a Delaware limited liability company. Koch Industries is a Kansas corporation.

Item 2(d). Title of Class of Securities: Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”).

Item 2(e). CUSIP No.: 451051106.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 27,103,800 shares of Class A Common Stock outstanding as of April 22, 2024, as disclosed in the Issuer’s Prospectus, dated April 17, 2024, filed with the U.S. Securities and Exchange Commission on April 18, 2024, pursuant to Rule 424 under the caption “Prospectus Summary—The Offering—Class A common stock to be outstanding immediately after this offering.”

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

KDT Ibotta is beneficially owned by KDT, KDT is beneficially owned by KDT Holdings, KDT Holdings is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

CUSIP: 451051106

Koch Industries, KDT, KDT Holdings, KIG, and KIGH may be deemed to beneficially own the shares of Class A Common Stock held by KDT Ibotta by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KDT Holdings, (iv) KDT Holdings’ beneficial ownership of KDT and (v) KDT’s beneficial ownership of KDT Ibotta.

The filing of this Schedule 13G shall not be construed as an admission that any of KDT, KDT Holdings, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 451051106

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024

KDT Ibotta Holdings, LLC

By:	/s/ Nicholas Hoffman
Name:	Nicholas Hoffman
Title:	Secretary

Koch Disruptive Technologies, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Disruptive Technologies Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

CUSIP: 451051106

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement